UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

13 September, 2012

Commission File Number: 000-54641

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MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)
_____________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No   X

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

13 September 2012

Viasat signs extended distribution agreements with four major content providers

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, today announced that it has signed a number of renewed multi-year licensing agreements with NBCUniversal International Television Distribution, Twentieth Century Fox Television Distribution, Nordisk Film and SF Film.

Viasat Broadcasting has signed two separate licensing agreements with NBCUniversal International Television Distribution. The first licensing agreement is for the exclusive free-TV rights in Sweden, Norway and Denmark to a broad range of current and library feature films, as well as scripted and unscripted television series. The agreement has been entered in by Viasat in partnership with the public service TV broadcasters in each of the Scandinavian countries. The second licensing agreement is for the exclusive pay-TV and subscription video-on-demand rights in Sweden, Norway, Denmark and Finland for current and library feature films. The NBCUniversal titles will be made available on the premium pay-TV Viasat Film channels, as well as on the Viaplay video on-demand online subscription pay-TV service (‘Viaplay’).

The multi-year licensing agreement with Twentieth Century Fox Television Distribution provides Viasat Broadcasting with access to what is commonly known as the “2nd Pay Television Window” of Twentieth Century Fox film content. The agreement also includes many of Fox’s well-known library films and provides for catch-up rights to linear broadcasts on the Viasat Film thematic premium pay-TV channels in the Nordic region, which are available on the Viasat satellite pay-TV platform, IPTV and cable TV networks. The catch-up service is available through Viasat’s set-top-boxes and Fox films will also be made available on Viaplay, which is made available via internet-connected devices including computers, smart phones, tablets, Viasat set-top-boxes and TV sets.

The multi-year licensing agreement with SF provides Viasat with the exclusive pay-TV rights to content from AB Svensk Filmindustri (SF Film) in Sweden, Norway, Denmark and Finland to show Nordic feature films produced and co-produced by SF Film. Included in the deal are the exclusive online and mobile rights. The agreement covers local first-run feature titles and library feature films. The first-run and library movies will be shown on the premium pay-TV Viasat Film channels, and as part of the movie package on the online pay-TV service Viaplay.

The multi-year licensing agreement with Nordisk Film provides Viasat Broadcasting with exclusive first run and library title movies on pay-TV for Sweden, Norway, Denmark and Finland. The first-run and library feature movies will be shown on the premium pay-TV Viasat Film channels. MTG has also acquired exclusive free-TV rights for first run and library movie titles in Sweden, and library titles in Denmark. In Sweden the exclusive free-TV rights are for both first-run and library titles, while in Denmark the free-TV rights are for library titles. The movies broadcast on free-TV will be shown on Viasat’s free-TV channels in the two countries. Viaplay has the SVOD rights to show library titles across the Nordic region.

Hans-Holger Albrecht, President and CEO of MTG, commented: “The signing of the agreements further solidifies our position as the leading premium content provider in the Nordic region, both via traditional linear pay-TV channels and on-demand. Viasat Broadcasting has licensing agreements with six major content providers, which enables Viasat and Viaplay to offer a unique breadth of exclusive premium content and a wide range of popular library titles. The unrivalled range of movies and TV series, as well as the wide range of library content will ensure that we will continue to strengthen our position as the home of entertainment, both offline and online.”

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For further information, please visit www.mtg.se or contact:

Hans-Holger Albrecht, Chief Executive Officer
Tel:	+46 (0) 8 562 000 50

Matthew Hooper, Head of Corporate Communications & Planning
Tel:	+44 (0) 7768 440 414
Email:	investor.relations@mtg.se / press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated record net sales of SEK 13.5 billion in 2011. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this announcement is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 9:00 CET on 13 September 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ) (Registrant)

Date: 13 September, 2012	By:	/s/ Matthew Hooper
Matthew Hooper
Head of Corporate Communications & Planning